UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2015

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street
PO Box 527
Yokneam 2069206, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

On December 17, 2015, EZchip Semiconductor Ltd. (the “Company”) held a conference call for shareholders to discuss the Merger Proposal with Mellanox Technologies, Ltd. in which Eli Fruchter and Dror Israel, the Company’s CEO and CFO, respectively, participated.   A transcript of the call is annexed hereto as Exhibit 99.1.

A copy of the Company’s investor presentation titled “EZchip Investor Presentation” referenced in Exhibit 99.1, which outlines the benefits to the Company’s shareholders of the Merger Proposal with Mellanox Technologies, Ltd., was attached as Exhibit 99.2 to the Company’s Form 6-K furnished to the SEC on December 16, 2015.

The information in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD.

By:	/s/Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: December 21, 2015